

September 23, 2021

Albert DaCosta
Chief Executive Officer
Paragon 28, Inc.
14445 Grasslands Drive
Englewood, CO 80112

> **Re: Paragon 28, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 9, 2021**
> **CIK No. 0001531978**

Dear Mr. DaCosta:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 9, 2021

Intellectual Property, page 132

1.   We note your response to our prior comment 15. Please clarify the expiration years and applicable jurisdiction for the seven patents licensed from Biedermann. With respect to your pending patent applications pursuant to the Biedermann license agreement, please specify the scope and technology of the patent applications, the type of patent protection, jurisdiction and expected expiration years.

Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3. Business Combination, page F-37

2.   You disclose that on May 28, 2021 you entered into an asset purchase agreement with Additive Orthopaedics, LLC for the aggregate purchase price of $15.0 million, resulting in approximately $7.8 million in goodwill and $11.6 million in intangible assets under purchase accounting. Please explain to us how you determined the acquisition met the requirements to be treated as a business combination under ASC 805. Provide us with your analysis based on the criteria described in ASC 805-10-55-3A through 55-6 and 805-10- 55-8 through 55-9.

     You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Phillip Stoup, Esq.